UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): January 15, 2020

NEON THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-38551	46-3915846
(Commission File Number)	(I.R.S. Employer Identification No.)

40 Erie St., Suite 110 Cambridge, MA (Address of principal executive office)	02139 (Zip Code)

(617) 337-4701 (Registrant’s telephone number, including area code)

Not Applicable (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	NTGN	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On January 15, 2020, Neon Therapeutics, Inc., a Delaware corporation (“Neon”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BioNTech SE, a Societas Europaea organized and existing under the laws of Germany (“Parent”), and Endor Lights, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Acquiring Parties”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Neon (the “Merger”), with Neon surviving as a wholly-owned subsidiary of Parent. The Merger Agreement was unanimously approved by the members of the board of directors of Neon (the “Board”) and the Board resolved to recommend approval of the Merger Agreement to Neon’s shareholders.

Subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Neon common stock issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and converted into the right to receive 0.063 of an American Depositary Share of Parent (“Parent ADS”), with each Parent ADS representing one ordinary share of Parent, without interest but subject to any withholding required under applicable law (the “Merger Consideration”).

At the Effective Time, (i) each Neon stock option, whether or not then vested or exercisable, that is outstanding immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive, as soon as reasonably practicable after the Effective Time (but no later than ten business days thereafter), a cash payment in an amount equal to the product of (x) the total number of Shares (as defined in the Merger Agreement) subject to such stock option immediately prior to such cancellation and (y) the excess, if any, of the Merger Consideration over the exercise price per share subject to such stock option immediately prior to such cancellation; (ii) each share of Neon restricted stock that is outstanding as of immediately prior to the Effective Time shall vest in full and each such share of Neon restricted stock shall be cancelled and converted automatically into the right to receive the Merger Consideration in the same manner as the other outstanding Shares; and (iii) each Neon restricted stock unit (“RSU”) that is held by any current Neon employee and is outstanding as of immediately prior to the Effective Time shall vest in full and each such RSU shall be cancelled and converted automatically into the right to receive from the Company Trust (as defined in the Merger Agreement), as soon as reasonably practicable after the Effective Time (but no later than five business days thereafter), the Merger Consideration in respect of each Neon share underlying the unsettled portion of the RSU.

The Merger Agreement contains customary representations, warranties and covenants of Neon and the Acquiring Parties, including, among others, covenants by Neon to conduct its business in the ordinary course of business during the period between execution of the Merger Agreement and consummation of the Merger (the “Closing”) and prohibiting Neon from engaging in certain kinds of activities during such period without the consent of Parent. The Merger Agreement also contains customary termination provisions for both Neon and Parent, as discussed in more detail below.

The Merger is conditioned upon, among other things, the approval of the Merger Agreement by the affirmative vote of holders of at least a majority of the shareholders of Neon (the “Shareholders”) present at a meeting of the Shareholders held for such purpose, the delivery of tax opinions confirming the transaction is tax-free and other customary closing conditions. The Closing is not subject to a financing condition.

The Merger Agreement contains a customary “no-shop” provision whereby, subject to certain exceptions, Neon will be prohibited from (i) entering into discussions concerning, or providing confidential information in connection with, any alternative transaction proposal and (ii) withholding, withdrawing, or modifying in any manner adverse to Parent the recommendation of the Board that the Shareholders adopt the Merger Agreement, subject to certain exceptions. Neon is also subject to a “force the vote” provision, which requires Neon to hold a meeting of its Shareholders even if the Board changes its recommendation.

The Merger Agreement contains certain termination rights for both Neon and Parent, and provides that, upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay to Parent a termination fee of approximately $3.2 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which accompanies this Current Report on Form 8-K as Exhibit 2.1 and which is incorporated herein by reference.

The Merger Agreement is attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Neon, Parent or Merger Sub. The Merger Agreement also contains representations and warranties of each of Neon, Parent and Merger Sub. The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in certain disclosures between the parties. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the disclosures between the parties. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to Shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Neon’s or the Acquiring Parties’ public disclosures.

Voting Agreements

In connection with the execution and delivery of the Merger Agreement, certain directors, executive officers and Third Rock Ventures have entered into voting agreements with Parent (the “Voting Agreements”), pursuant to which such directors, executive officers and Third Rock Ventures have agreed, among other things, to vote their respective Shares for the approval and adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement. The Shareholders signing Voting Agreements currently own an aggregate of approximately 36% of Neon’s outstanding Shares. The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety, by the Form of Voting Agreement, which accompanies this Current Report on Form 8-K as Exhibit 99.1 and which is incorporated herein by reference.

Item 8.01.	Other Events.

On January 16, 2020, Neon and Parent issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Important Additional Information and Where to Find It

In connection with the proposed Merger, Parent will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 containing a proxy statement of Neon and a prospectus of Parent, and each of Parent and Neon may file with the SEC other documents regarding the proposed merger. The definitive proxy statement will be mailed to Shareholders of Neon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, NEON AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Parent at its website, https://biontech.de, or from Neon at its website, www.neontherapeutics.com. Documents filed with the SEC by Parent will be available free of charge by accessing Parent’s website at https://biontech.de under the heading Investors & Media, or, alternatively, by directing a request by telephone or mail to Parent at +49 6131-9084-0 or An der Goldgrube 12, 55131 Mainz, Germany, and documents filed with the SEC by Neon will be available free of charge by accessing Neon’s website at www.neontherapeutics.com under the heading Investor Resources or, alternatively, by directing a request by telephone or mail to (617) 337-4701 or 40 Erie Street, Suite 110, Cambridge MA 02139.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Parent and Neon and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Shareholders of Neon in respect of the proposed merger under the rules of the SEC. Information about Neon’s directors and executive officers is available in Neon’s definitive proxy statement dated April 26, 2019 for its 2019 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about Parent’s directors and executive officers is available in Parent’s Registration Statement on Form F-1 filed with the SEC on September 9, 2019, as amended. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Neon or Parent using the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” of Parent and Neon within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, express or implied statements regarding the expected impact of this proposed merger on Parent’s and Neon’s business; the timing of the closing of the proposed merger; the creation of long-term value for Parent and Neon shareholders; potential synergies between Parent and Neon and their pipelines; and Parent’s global expansion strategy. Any forward-looking statements in this press release are based on Parent and Neon management’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that the proposed merger may not close, the reaction to the proposed merger of Neon’s business partners, the reaction of competitors to the proposed merger, the retention of Neon employees, Parent’s plans for Neon, the future growth of Neon’s and Parent’s businesses and the possibility that integration following the proposed merger may be more difficult than expected, uncertainties related to the initiation, timing and conduct of studies and other development requirements for Neon’s product candidates; the risk that any one or more of Neon’s product candidates will not be successfully developed and commercialized; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future studies or trials; the risk that Neon’s collaborations will not continue or will not be successful; risks related to Neon’s ability to protect and maintain Neon’s intellectual property position; risks related to Neon’s capital requirements, use of capital and unexpected expenditures, including Neon’s ability to manage operating expenses or obtain funding to support planned business activities or to explore and establish strategic alternative transactions; risks related to Neon’s ability to attract and retain personnel; and risks related to the ability of Neon’s licensors to protect and maintain their intellectual property position. For a discussion of these and other risks and uncertainties, and other important factors, any of which could cause Parent’s or Neon’s actual results to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Parent’s Registration Statement on Form F-1 filed with the SEC on September 9, 2019, as amended, and Neon’s Annual Report on Form 10-K for the year ended December 31, 2018 and comparable sections of Neon’s Quarterly Reports on Form 10-Q and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. All information in this Current Report on Form 8-K is as of the date hereof, and Neon undertakes no duty to update this information unless required by law.

Item 9.01 – Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated January 15, 2020, by and among Neon Therapeutics, Inc., BioNTech SE, and Endor Lights, Inc.

99.1	Form of Voting Agreement

99.2	Joint Press Release, dated January 16, 2020 - BioNTech to acquire Neon to strengthen global leadership position in T Cell Therapy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Neon Therapeutics, Inc.

	By:	/s/ Jolie Siegel
Dated: January 16, 2020	Name:	Jolie Siegel
	Title:	Vice President, General Counsel and Secretary